                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                               Sparta Foods, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    846573301
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                            Bruce C. Lueck, President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
-----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                February 2, 1999
-----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  846573301
-----------------------------------------------------------------------------

  (1)  Name of Reporting Person and I.R.S. Identification No.:

       Okabena Partnership K, a Minnesota general partnership      41-1642281
-----------------------------------------------------------------------------
  (2) Check the Appropriate Box if a Member of a Group
                                              (a)   [   ]
                                              (b)   [ X ]
-----------------------------------------------------------------------------
  (3)  SEC Use Only

-----------------------------------------------------------------------------
  (4)  Source of Funds

       WC
-----------------------------------------------------------------------------
  (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

         N/A
-----------------------------------------------------------------------------
(6)      Citizenship or Place of Organization
         Minnesota
-----------------------------------------------------------------------------
  Number of       (7)      Sole Voting Power                             -0-
Shares Bene-      -----------------------------------------------------------
   ficially       (8)      Shared Voting Power                           -0-
Owned by          -----------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                        -0-
 ing Person       -----------------------------------------------------------
  With:           (10)     Shared Dispositive Power                      -0-
-----------------------------------------------------------------------------
  (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

            -0-
-----------------------------------------------------------------------------
  (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
  [ ]
        N/A
-----------------------------------------------------------------------------
  (13)  Percent of Class Represented by Amount in Row (11)
        0%
-----------------------------------------------------------------------------
  (14)  Type of Reporting Person
        PN
-----------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

          This Amendment No. 9 (the "Amendment") is filed with respect to the common stock of Sparta Foods, Inc. (the "Issuer"), located at 2570 Kasota Avenue, St. Paul, MN 55108, and amends the original Schedule 13D filed by Okabena Partnership K on February 9, 1996, Amendment No. 1 on October 17, 1996, Amendment No. 2 on April 4, 1997, Amendment No. 3 on April 25, 1997, Amendment No. 4 on May 23, 1997, Amendment No. 5 on June 19, 1997, Amendment No. 6 on June 30, 1997, Amendment No. 7 on November 21, 1997, and Amendment No. 8 on June 11, 1998.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended as follows:

          (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of January 18, 1999, it had 7,851,416 shares of common stock outstanding.

          (c) Partnership K exercised warrants on February 2, 1999 to acquire 450,000 shares of the Issuer's common stock at an exercise price of $0.75 per share and sold all 450,000 shares in an open market transaction on February 2, 1999 at $0.90 per share.

          (d) Not applicable.

          (e) On February 2, 1999, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

           None



                                 SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 1999                  OKABENA PARTNERSHIP K
                                         By: Okabena Investment Services, Inc.
                                                Its Managing Partner

                                         By: /s/ Bruce C. Lueck
                                             -----------------------------
                                             Bruce C. Lueck,  President